UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2022

Commission File Number: 001-36896

Mercurity Fintech Holding Inc.

(Exact name of registrant as specified in its charter)

Room 1215, Xin’nan Block No. 2

Yuehai Street

Nanshan District, Shenzhen City, 518000

Guangdong Province, People's Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note : Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Appointment of COO

On October 13, 2022, Mercurity Fintech Holding Inc. (the “Company”) appointed Qian Sun, one of the Company’s directors, to be the Company’s Chief Operating Officer in connection with an employment agreement (the “Employment Agreement”) entered into between Qian Sun and the Company. Ms. Sun’s employment is subject to a probationary period of three (3) months continuous service, which also in part depends on her performance in her role as Chief Operating Officer of the Company. The Company has agreed to pay Ms. Sun $2,500 per month. A copy of the Employment Agreement is attached hereto as exhibit 10.1.

As previously disclosed in the Company’s Current Report filed on Form 6-K with the Securities and Exchange Commission on October 13, 2022, Ms. Qian Sun, age 34, has more than 10 years of experience in corporate management and industrial investment. In 2010, Ms. Sun joined Shenzhen Worldunion Group (SZ:002285), a publically traded real estate services company in China, as a Project Planner in Northern China, responsible for the project planning and marketing in Northern China. Thereafter, from 2012 to 2017, Ms. Sun worked at Bei Hui United Education, an online education company, as an Assistant to the Chairman and Operation Director respectively, responsible for the development of the company's curriculum and daily operation management. From 2017 to 2020, Ms. Sun worked at Blockchainer, a blockchain consulting and incubation platform company, as a Partner responsible for providing one-stop consulting and incubation services in the blockchain field. From 2020 to 2022, Ms. Sun worked at Consensus Labs, a leading blockchain investment and research firm, as a Partner responsible for industry research and post-investment management. Ms. Sun holds a bachelor's degree in Management from Beijing Normal University.

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 10.1	Employment Agreement between Mercurity Fintech Holding Inc. and Qian Sun

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mercurity Fintech Holding Inc.

	By:	/s/ Shi Qiu
	Name:	Shi Qiu
	Title:	Chief Executive Officer

Date: October 18, 2022